SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2016
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: July 29, 2016

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the First Quarter Ended June 30, 2016

1-7-1 Konan, Minato-ku
Tokyo 108-0075 Japan
News & Information

   No. 16-071E
July 29, 2016

Consolidated Financial Results for the First Quarter Ended June 30, 2016

Tokyo, July 29, 2016 -- Sony Corporation today announced its consolidated financial results for the first quarter ended June 30, 2016 (April 1, 2016 to June 30, 2016).

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	First Quarter ended June 30
	2015	2016	Change in yen	2016*
Sales and operating revenue	¥1,808.1	¥1,613.2	–10.8%	$15,662
Operating income	96.9	56.2	–42.0	546
Income before income taxes	138.7	57.0	–58.9	554
Net income attributable to Sony Corporation’s stockholders	82.4	21.2	–74.3	205
Net income attributable to Sony Corporation’s stockholders per share of common stock:
– Basic	¥70.52	¥16.78	–76.2	$0.16
– Diluted	70.36	16.44	–76.6	0.16

* U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 103 yen = 1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of June 30, 2016.

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

Sony Corporation and its consolidated subsidiaries are together referred to as “Sony”.

The average foreign exchange rates during the quarters ended June 30, 2015 and 2016 are presented below.

	First Quarter ended June 30
	2015	2016	Change
The average rate of yen
1 U.S. dollar	¥121.3	¥108.1	12.3%	(yen appreciation)
1 Euro	134.2	122.1	9.9	(yen appreciation)

Consolidated Results for the First Quarter Ended June 30, 2016

Sales and operating revenue (“Sales”) decreased by 10.8% compared to the same quarter of the previous fiscal year (“year-on-year”) to 1,613.2 billion yen (15,662 million U.S. dollars).  This significant decrease was mainly due to the impact of foreign exchange rates, a decrease in Mobile Communications (“MC”) segment sales reflecting a significant decrease in smartphone unit sales, a decrease in revenues in the Financial Services segment due to the deterioration in investment performance in the separate account at Sony Life Insurance Co., Ltd. (“Sony Life”), as well as decreases in sales in the Semiconductors and Imaging Products & Solutions (“IP&S”) segments due to the impact of the earthquakes in the Kumamoto region in 2016 (“2016 Kumamoto Earthquakes”).  This decrease was partially offset by an increase in Game & Network Services (“G&NS”) segment sales reflecting increases in PlayStation 4 (“PS4”) software sales.  On a constant currency basis, sales decreased 3% year-on-year.  For further details about the impact of foreign exchange rate fluctuations on sales and operating income (loss), see Notes on page 8.

Operating income decreased 40.7 billion yen year-on-year to 56.2 billion yen (546 million U.S. dollars).  This significant decrease was mainly due to the deterioration of operating results in the Semiconductors segment, partially offset by an improvement in the G&NS and MC segments.

Operating income in the current quarter includes a 20.3 billion yen (197 million U.S. dollars) impairment charge against long-lived assets in the Semiconductors segment resulting from the termination of development and manufacturing of certain high-functionality camera modules for external sale, as well as net charges of 13.6 billion yen (132 million U.S. dollars) in expenses resulting from the 2016 Kumamoto Earthquakes in the Semiconductors segment.  6.8 billion yen (66 million U.S. dollars) was incurred in expenses, which includes repair costs of certain fixed assets and a loss on disposal of inventories directly damaged by the 2016 Kumamoto Earthquakes.  Of these charges, approximately 1.3 billion yen (12 million U.S. dollars) was offset by probable insurance recoveries.  In addition, there were idle facility costs at manufacturing sites affected by the earthquakes, totaling 8.1 billion yen (78 million U.S. dollars).

Operating income in the same quarter of the previous fiscal year included a 151 million U.S. dollar (18.1 billion yen) gain on the remeasurement to fair value of Sony Music Entertainment (“SME”)’s 51% equity interest in Orchard Media, Inc. (“The Orchard”), which had previously been accounted for under the equity method, as a result of SME increasing its ownership interest to 100%, in the Music Segment, as well as a gain of 12.3 billion yen from the sale of a part of the logistics business, in connection with the formation of a logistics joint venture, recorded in Corporate and elimination.

During the current quarter, restructuring charges, net, decreased 8.4 billion yen year-on-year to 1.7 billion yen (17 million U.S. dollars).

Equity in net income of affiliated companies, recorded within operating income, was a loss of 0.8 billion yen (8 million U.S. dollars), compared to income of 0.4 billion yen in the same quarter of the previous fiscal year.  This deterioration was mainly due to a deterioration of equity in net income (loss) for SA Reinsurance Ltd. in the Financial Services segment.

The net effect of other income and expenses decreased 41.0 billion yen year-on-year to income of 0.8 billion yen (8 million U.S. dollars), primarily due to the absence of a 46.8 billion yen gain on the sale of certain shares of Olympus Corporation (“Olympus”) and a 2.7 billion yen gain on the sale of shares in connection with the above-mentioned formation of a logistics joint venture, recorded in the same quarter of the previous fiscal year.

Income before income taxes decreased 81.7 billion yen year-on-year to 57.0 billion yen (554 million U.S. dollars).

Income taxes: During the current quarter, Sony recorded 20.5 billion yen (199 million U.S. dollars) of income tax expense, resulting in an effective tax rate of 35.9% which exceeded the effective tax rate of 28.7% in the same quarter of the previous fiscal year.  This higher effective tax rate was mainly due to the fact that Sony Corporation and its national tax filing group in Japan, which has established valuation allowances for deferred tax assets, had losses during the current quarter compared to having profits in the same quarter of the previous fiscal year.

Net income attributable to Sony Corporation’s stockholders, which deducts net income attributable to noncontrolling interests, decreased 61.3 billion yen year-on-year to 21.2 billion yen (205 million U.S. dollars).

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Mobile Communications (MC)

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
	2015	2016	Change in yen	2016
Sales and operating revenue	¥280.5	¥185.9	–33.7%	$1,805
Operating income (loss)	(22.9)	0.4	–	4

Sales decreased 33.7% year-on-year (a 30% decrease on a constant currency basis) to 185.9 billion yen (1,805 million U.S. dollars).  This decrease was mainly due to a reduction in mid-range smartphone unit sales, as well as a reduction in smartphone unit sales in unprofitable geographical areas where downsizing measures were implemented during the previous fiscal year, partially offset by an improvement in product mix of smartphones reflecting an increased focus on high value-added models.

Operating income of 0.4 billion yen (4 million U.S. dollars) was recorded, compared to an operating loss of 22.9 billion yen recorded in the same quarter of the previous fiscal year.  Despite the significant decrease in sales, profitability improved significantly primarily due to the improvement in product mix, cost reductions mainly  resulting from the benefit of restructuring initiatives and a significant decrease in restructuring charges.  During the current quarter, there was a 4.4 billion yen positive impact from foreign exchange rate fluctuations (net of the impact of foreign exchange hedging).

Game & Network Services (G&NS)

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
	2015	2016	Change in yen	2016
Sales and operating revenue	¥288.6	¥330.4	+14.5%	$3,208
Operating income	19.5	44.0	+126.3	427

The G&NS segment includes the Hardware, Network, and Other categories.  Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Other includes packaged software and peripheral devices.

Sales increased 14.5% year-on-year (a 25% increase on a constant currency basis) to 330.4 billion yen (3,208 million U.S. dollars).  This significant increase was primarily due to a significant increase in PS4 software sales including sales through the network, partially offset by the impact of foreign exchange rates and decreases in PlayStation®3 hardware and software sales.

Operating income increased 24.6 billion yen year-on-year to 44.0 billion yen (427 million U.S. dollars).  This significant increase was primarily due to the above-mentioned increase in PS4 software sales and PS4 hardware cost reductions, partially offset by an increase in marketing costs.  During the current quarter, there was a 1.3 billion yen negative impact from foreign exchange rate fluctuations.

Imaging Products & Solutions (IP&S)

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
	2015	2016	Change in yen	2016
Sales and operating revenue	¥164.7	¥122.2	–25.8%	$1,187
Operating income	17.7	7.5	–57.7	73

The IP&S segment includes the Still and Video Cameras as well as Other categories.  Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the IP&S segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 8.

Sales decreased 25.8% year-on-year (an 18% decrease on a constant currency basis) to 122.2 billion yen (1,187 million U.S. dollars).  This significant decrease in sales was mainly due to lower sales of Still and Video Cameras, reflecting the difficulty of procuring components due to the 2016 Kumamoto Earthquakes and a contraction of the market, as well as the impact of foreign exchange rates, partially offset by an improvement in the product mix of Still and Video Cameras, reflecting a shift to high value-added models.

Operating income decreased 10.2 billion yen year-on-year to 7.5 billion yen (73 million U.S. dollars).  This significant decrease was mainly due to the impact of the above-mentioned decrease in sales and the negative impact of foreign exchange rates, partially offset by the above-mentioned improvement in product mix and a reduction of fixed costs.  During the current quarter, there was a 5.7 billion yen negative impact from foreign exchange rate fluctuations.

Home Entertainment & Sound (HE&S)

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
	2015	2016	Change in yen	2016
Sales and operating revenue	¥253.1	¥235.9	–6.8%	$2,290
Operating income	10.9	20.2	+85.3	197

The HE&S segment includes the Televisions as well as Audio and Video categories.  Televisions includes LCD televisions; Audio and Video includes Blu-ray DiscTM players and recorders, home audio, headphones and memory-based portable audio devices.

Sales decreased 6.8% year-on-year (a 4% increase on a constant currency basis) to 235.9 billion yen (2,290 million U.S. dollars).  This decrease was primarily due to the impact of foreign exchange rates, partially offset by an increase in LCD television unit sales.

Operating income increased 9.3 billion yen year-on-year to 20.2 billion yen (197 million U.S. dollars).  This increase was primarily due to cost reductions and an improvement in product mix reflecting a shift to high value-added models, partially offset by an increase in research and development expenses, as well as the negative impact of foreign exchange rates.  During the current quarter, there was a 2.6 billion yen negative impact from foreign exchange rate fluctuations.

Semiconductors

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
	2015	2016	Change in yen	2016
Sales and operating revenue	¥187.4	¥144.4	–22.9%	$1,402
Operating income (loss)	32.7	(43.5)	–	(423)

The Semiconductors segment includes image sensors and camera modules.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the former Devices segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 8.

Sales decreased 22.9% year-on-year (a 14% decrease on a constant currency basis) to 144.4 billion yen (1,402 million U.S. dollars).  This decrease was primarily due to a significant decrease in sales of image sensors, reflecting the impact of a decrease in image sensor production due to the 2016 Kumamoto Earthquakes, lower demand for image sensors for mobile products, and the impact of foreign exchange rates.  Sales to external customers decreased 21.4% year-on-year.

Operating loss of 43.5 billion yen (423 million U.S. dollars) was recorded, compared to operating income of 32.7 billion yen recorded in the same quarter of the previous fiscal year.  This significant deterioration was due to the impact of the above-mentioned decrease in sales, the 20.3 billion yen (197 million U.S. dollars) impairment charge against long-lived assets for camera modules, net charges of 13.6 billion yen (132 million U.S. dollars) for expenses resulting from the 2016 Kumamoto Earthquakes and the negative impact of foreign exchange rates.  During the current quarter, there was a 8.2 billion yen negative impact from foreign exchange rate fluctuations.

Components

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
	2015	2016	Change in yen	2016
Sales and operating revenue	¥57.1	¥44.1	–22.7%	$429
Operating loss	(2.3)	(4.7)	–	(46)

The Components segment includes batteries and recording media.  Due to certain changes in Sony’s organizational structure, sales and operating revenue and operating income (loss) of the former Devices segment of the comparable prior period have been reclassified to conform to the current presentation.  For details, please see Notes on page 8.

Sales decreased 22.7% year-on-year (a 14% decrease on a constant currency basis) to 44.1 billion yen (429 million U.S. dollars).  This decrease was primarily due to a significant decrease in sales in the battery business and the impact of foreign exchange rates.

Operating loss increased 2.4 billion yen year-on-year to 4.7 billion yen (46 million U.S. dollars).  This increase was primarily due to the above-mentioned decrease in sales and impairment charges against the long-lived assets in the recording media business, partially offset by a decrease in depreciation expenses in the battery business pursuant to a 30.6 billion yen impairment charge against its long-lived assets recorded in the previous fiscal year.  During the current quarter, there was a 1.2 billion yen negative impact from foreign exchange rate fluctuations.

 *    *    *    *    *

Total inventory of the six Electronics* segments above as of June 30, 2016 was 636.2 billion yen (6,177 million U.S. dollars), a decrease of 41.6 billion yen, or 6.1% year-on-year.  Inventory increased by 36.1 billion yen, or 6.0% compared with the level as of March 31, 2016.

* The term “Electronics” refers to the sum of the MC, G&NS, IP&S, HE&S, Semiconductors and Components segments.

In connection with the realignment made from the first quarter of the fiscal year ending March 31, 2017, total inventory of the six Electronics segments as of June 30, 2015 and March 31, 2016 has been reclassified to conform to the current presentation.  For further details, please see Notes on page 8.

*    *    *    *    *

Pictures

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
	2015	2016	Change in yen	2016
Sales and operating revenue	¥171.5	¥183.3	+6.9%	$1,780
Operating loss	(11.7)	(10.6)	–	(103)

The Pictures segment is comprised of the Motion Pictures, Television Productions, and Media Networks categories.  Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide.

The results presented in Pictures are a yen-translation of the results of Sony Pictures Entertainment Inc. (“SPE”), a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 6.9% year-on-year (a 20% increase on a U.S. dollar basis) to 183.3 billion yen (1,780 million U.S. dollars).  The increase in sales on a U.S. dollar basis was primarily due to higher sales of Motion Pictures and Media Networks.  Sales of Motion Pictures were significantly higher than the same quarter of the previous fiscal year primarily due to higher theatrical and television licensing revenues.  Theatrical revenues increased due to the strong worldwide theatrical performance of films released in the current quarter including The Angry Birds Movie.  Sales of Media Networks increased primarily due to higher advertising revenues in India and Latin America.

Operating loss decreased 1.0 billion yen year-on-year to 10.6 billion yen (103 million U.S. dollars) due to the impact of the appreciation of the yen against the U.S. dollar.  On a U.S. dollar basis, the operating loss increased slightly as the benefit from the increase in sales was more than offset by significantly higher worldwide theatrical marketing expenses in the current quarter.

Music

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
	2015	2016	Change in yen	2016
Sales and operating revenue	¥130.2	¥141.5	+8.7%	$1,374
Operating income	31.8	15.9	–49.8	155

The Music segment is comprised of the Recorded Music, Music Publishing as well as Visual Media and Platform categories.  Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists’ live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

The results presented in Music include the yen-translated results of SME, a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC* (“Sony/ATV”), a 50% owned and consolidated U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

* Sony and the Estate of Michael Jackson (the “Estate”) entered into a binding Memorandum of Understanding on March 14, 2016 and a definitive agreement on April 18, 2016, for Sony to obtain full ownership of Sony/ATV by acquiring the 50% interest in Sony/ATV held by the Estate.  The closing of the transaction is subject to certain closing conditions, including regulatory approval.

Sales increased 8.7% year-on-year (a 17% increase on a constant currency basis) to 141.5 billion yen (1,374 million U.S. dollars).  The increase in sales was primarily due to an increase in sales of Recorded Music and Visual Media and Platform reflecting the continued strong performance of a game application for mobile devices, partially offset by the negative impact of the appreciation of the yen against the U.S. dollar.  Recorded Music sales increased primarily due to an increase in digital streaming revenues.  Best-selling titles included Beyoncé’s Lemonade, Kazumasa Oda’s Anohi Anotoki, and Nogizaka46’s Sorezore no Isu.

Operating income decreased 15.8 billion yen year-on-year to 15.9 billion yen (155 million U.S. dollars).  This decrease was primarily due to the absence of the 151 million U.S. dollar (18.1 billion yen) gain that was recorded in the same quarter of the previous fiscal year, on the remeasurement of SME’s equity interest in The Orchard, as well as the negative impact of the appreciation of the yen against the U.S. dollar, partially offset by the impact of increase in sales.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	First Quarter ended June 30
	2015	2016	Change in yen	2016
Financial services revenue	¥279.4	¥232.7	–16.7%	$2,259
Operating income	46.0	48.5	+5.6	471

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life, Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”).  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue decreased 16.7% year-on-year to 232.7 billion yen (2,259 million U.S. dollars) primarily due to a significant decrease in revenue at Sony Life.  Revenue at Sony Life decreased 20.5% year-on-year to 199.5 billion yen (1,937 million U.S. dollars) mainly due to a deterioration in investment performance in the separate account, partially offset by an increase in insurance premium revenue reflecting an increase in the policy amount in force.  The deterioration in investment performance was mainly due to a decline in the Japanese stock market during the current quarter, as compared with a rise in the same quarter of the previous fiscal year.

Operating income increased 2.6 billion yen year-on-year to 48.5 billion yen (471 million U.S. dollars).  This increase was mainly due to an increase in operating income at Sony Bank, reflecting a foreign exchange gain on foreign currency-denominated customer deposits compared to a loss in the same quarter of the previous fiscal year.  Operating income at Sony Life was 41.5 billion yen (403 million U.S. dollars), essentially flat year-on-year.

*    *    *    *    *

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-4 and F-12.

Operating Activities: During the current quarter, there was a net cash inflow of 16.2 billion yen (157 million U.S. dollars) from operating activities, compared to a net cash outflow of 154.3 billion yen in the same quarter of the previous fiscal year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 80.9 billion yen (786 million U.S. dollars), a decrease of 153.7 billion yen, or 65.5% year-on-year.  This decrease was primarily due to a smaller decrease in accrued expenses in other current liabilities and an improvement in net income after taking into account non-cash adjustments (including depreciation and amortization, gain on sales of securities investments and other operating income (expense)).

The Financial Services segment had a net cash inflow of 110.8 billion yen (1,076 million U.S. dollars), an increase of 20.0 billion yen, or 22.0% year-on-year.  This increase was primarily due to an increase in net income after taking into account depreciation and amortization, including amortization of deferred insurance acquisition costs.

Investing Activities: During the current quarter, Sony used 219.2 billion yen (2,128 million U.S. dollars) of net cash in investing activities, an increase of 47.2 billion yen, or 27.4% year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 101.1 billion yen (982 million U.S. dollars), an increase of 93.7 billion yen, or 1,255% year-on-year.  The increase was mainly due to the absence of the cash inflow from the sales of certain shares of Olympus recorded in the same quarter of the previous fiscal year and an increase in the amount of fixed asset purchases.

The Financial Services segment used 117.7 billion yen (1,143 million U.S. dollars) of net cash, a decrease of 46.9 billion yen, or 28.5% year-on-year.  This decrease was mainly due to a year-on-year decrease in payments for investments and advances at Sony Life.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined*1 for the current quarter was 182.0 billion yen (1,767 million U.S. dollars), a decrease of 60.1 billion yen, or 24.8% year-on-year.

Financing Activities: Net cash used by financing activities during the current quarter was 98.6 billion yen (957 million U.S. dollars), an increase of 90.7 billion yen, or 1,160% year-on-year.

For all segments excluding the Financial Services segment, there was a 79.6 billion yen (773 million U.S. dollars) net cash outflow, an increase of 17.7 billion yen, or 28.6% year-on-year.  This increase was primarily due to a decrease in short-term borrowings compared to an increase in the same quarter of the previous fiscal year, partially offset by a year-on-year decrease in repayment of long-term debt.

In the Financial Services segment, there was a 33.0 billion yen (320 million U.S. dollars) net cash outflow, compared to a 43.6 billion yen net cash inflow in the same quarter of the previous fiscal year.  This change was primarily due to a decrease in short-term borrowings at Sony Life in the current quarter, compared to an increase in the same quarter of the previous fiscal year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at June 30, 2016 was 631.1 billion yen (6,127 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 437.2 billion yen (4,245 million U.S. dollars) at June 30, 2016, a decrease of 13.4 billion yen, or 3.0% compared with the balance as of June 30, 2015, and a decrease of 312.7 billion yen, or 41.7% compared with the balance as of March 31, 2016.  Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 505.8 billion yen (4,911 million U.S. dollars) of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at June 30, 2016.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 193.8 billion yen (1,882 million U.S. dollars) at June 30, 2016, an increase of 16.4 billion yen, or 9.2% compared with the balance as of June 30, 2015, and a decrease of 39.9 billion yen, or 17.1% compared with the balance as of March 31, 2016.

*1  Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-12.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2015	2016	2016

Net cash provided by (used in) operating activities reported in the consolidated statements of cash flows	¥(154.3)	¥16.2	$157
Net cash used in investing activities reported in the consolidated statements of cash flows	(172.0)	(219.2)	(2,128)
	(326.3)	(203.0)	(1,971)

Less: Net cash provided by operating activities within the Financial Services segment	90.8	110.8	1,076
Less: Net cash used in investing activities within the Financial Services segment	(164.5)	(117.7)	(1,143)
Eliminations *2	10.5	14.1	137

Cash flow used by operating and investing activities combined excluding the Financial Services segment’s activities	¥(242.1)	¥(182.0)	$(1,767)

*2	Eliminations primarily consist of intersegment dividend payments.

*    *    *    *    *

Notes

Business Segment Realignment
Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2017 to reflect a change in the Corporate Executive Officers in charge of certain segments and modifications to the organizational structure of certain segments as of April 1, 2016.  As a result of this realignment, Sony has separated the Devices segment into a Semiconductors segment and a Components segment.  In addition, the operations of the automotive camera business, which were included in the IP&S segment, and the operations of the Imaging Device Development Division, which were included in Corporate and elimination, are now included in the Semiconductors segment.  The sales and operating revenue and operating income (loss) of each segment in the fiscal year ended March 31, 2016 have been reclassified to conform to the current presentation.

Impact of Foreign Exchange Rate Fluctuations on Sales and Operating Income (Loss)
For all segments other than Pictures and Music, the impact of foreign exchange rate fluctuations on sales is calculated by applying the change in the yen’s periodic weighted average exchange rates for the first quarter ended June 30, 2015 from the first quarter ended June 30, 2016 to the major transactional currencies in which the sales are denominated.  The impact of foreign exchange rate fluctuations on operating income (loss) described herein is calculated by subtracting from the impact on sales the impact on cost of sales and selling, general and administrative expenses calculated by applying the same major transactional currencies calculation process to cost of sales and selling, general and administrative expenses as for the impact on sales.  Additionally, the MC segment enters into its own foreign exchange hedging transactions.  The impact of those transactions is included in the impact of foreign exchange rate fluctuations on operating income (loss) for that segment.  Since the worldwide subsidiaries of the Pictures segment and of SME and Sony/ATV in the Music segment are aggregated on a U.S. dollar basis and are translated into yen, the impact of foreign exchange rate fluctuations is calculated by applying the change in the periodic weighted average exchange rates for the first quarter ended June 30, 2015 from the first quarter ended June 30, 2016 from U.S. dollar to yen to the U.S. dollar basis operating results.  This information is not a substitute for Sony’s consolidated financial statements measured in accordance with U.S. GAAP.  However, Sony believes that these disclosures provide additional useful analytical information to investors regarding the operating performance of Sony.

*    *    *    *    *

Outlook for the Fiscal Year Ending March 31, 2017

The forecast for consolidated results for the fiscal year ending March 31, 2017, as announced on May 24, 2016, has been revised as follows.

	(Billions of yen)			Change – July Forecast from
	March 31, 2016 Results	May Forecast	July Forecast	March 31, 2016 Results		May Forecast
Sales and operating revenue	¥8,105.7	¥7,800	¥7,400	–8.7%		–5.1%
Operating income	294.2	300	300	+ ¥5.8	bil	–
Income before income taxes	304.5	270	270	– 34.5	bil	–
Net income attributable to Sony Corporation’s stockholders	147.8	80	80	– 67.8	bil	–

Assumed foreign currency exchange rates for the remainder of the current fiscal year ending March 31, 2017 are the following.

	Remainder of the current fiscal year	(For your reference) Remainder of the current fiscal year at the time of the May forecast*
	Consolidated forecast and forecasts for each segment	Consolidated forecast	Forecasts for each segment
1 U.S. dollar	approximately 103 yen	approximately 110 yen	approximately 113 yen
1 Euro	approximately 114 yen	approximately 120 yen	approximately 129 yen

* The assumed foreign currency exchange rates for the segments were different from the assumed foreign currency exchange rates for the consolidated forecasts.  The financial impact of the difference between the rates was included in the forecast for All Other, Corporate and elimination.

Consolidated sales for the fiscal year ending March 31, 2017 are expected to be lower than the May forecast primarily due to the impact of foreign exchange rates as well as a decrease in sales of the MC, Pictures and G&NS segments, partially offset by an increase in sales in the IP&S segment.

Consolidated operating income is expected to remain unchanged from the May forecast due to an expected decrease in operating loss in All Other, Corporate and elimination and expected increases in operating income in the IP&S and HE&S segments.  This increase is expected to be offset by deterioration in the operating results of the Semiconductors, Components and Pictures segments.

The negative impact on consolidated operating income related to the 2016 Kumamoto Earthquakes is expected to be approximately 26 billion yen in the IP&S segment and approximately 48 billion yen in the Semiconductors segment.  In addition, since the sales of these two segments are expected to be lower than the level anticipated prior to the earthquakes, approximately 6 billion yen in fixed costs that were scheduled to be allocated to these two segments based on sales are no longer expected to be allocated from All Other, Corporate and elimination, resulting in a total expected negative impact on consolidated operating income of approximately 80 billion yen.  However, this impact is expected to be partially offset by approximately 10 billion yen in insurance recoveries for the fiscal year ending March 31, 2017 that are expected to be included in the Semiconductors segment.  At the time of the May forecast, the total negative impact on consolidated operating income related to the 2016 Kumamoto Earthquakes was expected to be approximately 115 billion yen, of which approximately 45 billion yen was expected to be in the IP&S segment, approximately 60 billion yen was expected to be in the Semiconductors segment and approximately 10 billion yen was expected to be in All Other, Corporate and elimination.  At the time of the May forecast, Sony also expected this impact to be partially offset by approximately 10 billion yen in insurance recoveries for the fiscal year ending March 31, 2017, in the Semiconductors segment.

Restructuring charges are expected to be approximately 12 billion yen for the Sony Group in the fiscal year ending March 31, 2017, which remains unchanged from the May forecast, compared to 38.3 billion yen recorded in the fiscal year ended March 31, 2016.  This amount will be recorded as an operating expense included in the above-mentioned forecast for operating income.

Net income attributable to Sony Corporation’s stockholders is expected to remain unchanged from the May forecast.

The forecast for each business segment has been revised as follows:

	(Billions of yen)			Change – July Forecast from
	March 31, 2016 Results	May Forecast	July Forecast	March 31, 2016 Results		May Forecast
Mobile Communications
Sales and operating revenue	¥1,127.5	¥940	¥840	–25.5%			–10.6%
Operating income (loss)	(61.4)	5	5	+ ¥66.4	bil		–
Game & Network Services
Sales and operating revenue	1,551.9	1,680	1,590	+2.5%			–5.4%
Operating income	88.7	135	135	+ ¥46.3	bil		–
Imaging Products & Solutions
Sales and operating revenue	684.0	530	540	–21.1%			+1.9%
Operating income	69.3	16	22	– ¥47.3	bil	+ ¥6.0	bil
Home Entertainment & Sound
Sales and operating revenue	1,159.0	1,040	1,000	–13.7%			–3.8%
Operating income	50.6	36	41	– ¥9.6	bil	+ ¥5.0	bil
Semiconductors
Sales and operating revenue	739.1	740	700	–5.3%			–5.4%
Operating income (loss)	14.5	(37)	(64)	– ¥78.5	bil	– ¥27.0	bil
Components
Sales and operating revenue	224.6	220	200	–11.0%			–9.1%
Operating loss	(42.9)	(3)	(12)	+ ¥30.9	bil	– ¥9.0	bil
Pictures
Sales and operating revenue	938.1	1,010	920	–1.9%			–8.9%
Operating income	38.5	43	38	– ¥0.5	bil	– ¥5.0	bil
Music
Sales and operating revenue	617.6	550	550	–11.0%			–
Operating income	87.3	63	63	– ¥24.3	bil		–
Financial Services
Financial services revenue	1,073.1	1,140	1,140	+6.2%			–
Operating income	156.5	150	150	– ¥6.5	bil		–
All Other, Corporate and Elimination
Operating loss	(106.9)	(108)	(78)	+ ¥28.9	bil	+ ¥30.0	bil
Consolidated
Sales and operating revenue	8,105.7	7,800	7,400	–8.7%			–5.1%
Operating income	294.2	300	300	+ ¥5.8	bil		–

Mobile Communications
Sales are expected to be lower than the May forecast primarily due to an expected decrease in smartphone unit sales and the impact of foreign exchange rates.  The forecast for operating income remains unchanged from the May forecast despite the above-mentioned downward revision in sales, due to the positive impact of the appreciation of the yen against the U.S. dollar, primarily reflecting a high ratio of U.S. dollar-denominated costs, as well as higher than originally anticipated selling prices of smartphones and reductions in material costs.

Game & Network Services
Sales are expected to be lower than the May forecast due to the impact of foreign exchange rates, partially offset by an increase in PS4 software sales, including sales through the network.  The forecast for operating income remains unchanged from the May forecast mainly due to the above-mentioned increase in PS4 software sales, offset by the negative impact of foreign exchange rates and an increase in marketing costs.

Imaging Products & Solutions
Sales are expected to be higher than the May forecast due to a shorter-than-expected delay in the supply of components used for Still and Video Cameras resulting from the 2016 Kumamoto Earthquakes, partially offset by the impact of foreign exchange rates.  Operating income is expected to be higher than the May forecast mainly due to the above-mentioned increase in sales and an expected improvement in product mix resulting from a shift to high value-added models in Still and Video Cameras, partially offset by the negative impact of foreign exchange rates.

Home Entertainment & Sound
Sales are expected to be lower than the May forecast primarily due to the impact of foreign exchange rates.  Operating income is expected to be higher than the May forecast mainly due to cost reductions and an expected improvement in product mix, partially offset by the negative impact of foreign exchange rates.

Semiconductors
Sales are expected to be lower than the May forecast primarily due to lower-than-expected image sensor sales reflecting the impact of foreign exchange rates, partially offset by a faster-than-expected recovery from the 2016 Kumamoto Earthquakes.  Operating income is expected to be lower than the May forecast mainly due to the negative impact of foreign exchange rates, partially offset by the favorable impact of the above-mentioned recovery.

Components
Sales are expected to be lower than the May forecast due to lower-than-expected sales in the battery business.  Operating income is expected to be lower than the May forecast primarily due to the above-mentioned decrease in sales and impairment charges against long-lived assets in the recording media business in the current quarter.  As announced on July 28, 2016, there is a possibility of recording a loss related to the transfer of the battery business if the binding definitive agreements are signed.  This potential loss is not reflected in the consolidated results forecast because the amount of such loss will depend on the final negotiated terms of the definitive agreements.

Pictures
The forecasts for sales and operating income are expected to be lower than the May forecast primarily due to the negative impact of the appreciation of the yen against the U.S. dollar.

Music
The forecasts for sales and operating income remain unchanged from the May forecast due to the strong performance of Recorded Music and the strong performance of Visual Media and Platform, which benefitted from a game application for mobile devices, offset by the negative impact of the appreciation of the yen against the U.S. dollar.

Financial Services
The forecasts for financial services revenue and operating income remain unchanged from the May forecast.

The effects of future gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

The forecast for additions to long-lived assets, depreciation and amortization, as well as research and development expenses for the current fiscal year has been revised as follows:

Consolidated

	(Billions of yen)			Change – July Forecast from
	March 31, 2016 Results	May Forecast	July Forecast	March 31, 2016 Results	May Forecast
Additions to Long-lived Assets*	¥468.9	¥355	¥345	–26.4%	–2.8%
[additions to property, plant and equipment (included above)	374.3	260	250	–33.2	–3.8	]
[additions to intangible assets (included above)	94.6	95	95	+0.4	–	]
Depreciation and amortization**	397.1	385	385	–3.0	–
[for property, plant and equipment (included above)	179.3	195	195	+8.8	–	]
[for intangible assets (included above)	217.8	190	190	–12.8	–	]
Research and development expenses	468.2	460	450	–3.9	–2.2
*   Excluding additions for tangible and intangible assets from business combinations.
** Including amortization expenses for deferred insurance acquisition costs.

Sony without Financial Services

	(Billions of yen)			Change – July Forecast from
	March 31, 2016 Results	May Forecast	July Forecast	March 31, 2016 Results	May Forecast
Additions to Long-lived Assets*	¥460.9	¥340	¥330	–28.4%	–2.9%
[additions to property, plant and equipment (included above)	372.4	255	245	–34.2	–3.9	]
[additions to intangible assets (included above)	88.4	85	85	–3.8	–	]
Depreciation and amortization	294.8	312	312	+5.8	–
[for property, plant and equipment (included above)	177.8	193	193	+8.5	–	]
[for intangible assets (included above)	117.0	119	119	+1.7	–	]
*  Excluding additions for tangible and intangible assets from business combinations.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

*    *    *    *    *

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game and network platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality and customers’ satisfaction with its existing products and services;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	significant volatility and disruption in the global financial markets or a ratings downgrade;
(xi)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xii)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xiii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiv)
the impact of changes in interest rates and unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment;

(xv)	Sony’s ability to anticipate and manage cybersecurity risk, including the risk of unauthorized access to Sony’s business information, potential business disruptions or financial losses; and
(xvi)	risks related to catastrophic disasters or similar events.
Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:
Tokyo	New York	London
Atsuko Murakami	Justin Hill	Toshiyuki Takahashi
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)1932-816-000

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/library/er.html

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	June 30	Change from	June 30
ASSETS	2016	2016	March 31, 2016	2016
Current assets:
Cash and cash equivalents	¥983,612	¥631,074	¥-352,538	$6,127
Marketable securities	946,397	897,494	-48,903	8,714
Notes and accounts receivable, trade	926,375	917,215	-9,160	8,905
Allowance for doubtful accounts and sales returns	(72,783)	(47,800)	+24,983	(464)
Inventories	683,146	717,930	+34,784	6,970
Other receivables	206,058	234,730	+28,672	2,279
Deferred income taxes	40,940	38,744	-2,196	376
Prepaid expenses and other current assets	482,982	512,999	+30,017	4,980
Total current assets	4,196,727	3,902,386	-294,341	37,887

Film costs	301,228	310,317	+9,089	3,013

Investments and advances:
Affiliated companies	164,874	161,296	-3,578	1,566
Securities investments and other	9,069,209	9,208,539	+139,330	89,403
	9,234,083	9,369,835	+135,752	90,969

Property, plant and equipment:
Land	121,707	120,204	-1,503	1,167
Buildings	655,379	635,916	-19,463	6,174
Machinery and equipment	1,795,991	1,773,934	-22,057	17,223
Construction in progress	69,286	57,891	-11,395	562
	2,642,363	2,587,945	-54,418	25,126
Less-Accumulated depreciation	1,821,545	1,803,994	-17,551	17,515
	820,818	783,951	-36,867	7,611

Other assets:
Intangibles, net	615,754	576,101	-39,653	5,593
Goodwill	606,290	567,870	-38,420	5,513
Deferred insurance acquisition costs	511,834	510,568	-1,266	4,957
Deferred income taxes	97,639	96,533	-1,106	937
Other	289,017	264,184	-24,833	2,566
	2,120,534	2,015,256	-105,278	19,566

Total assets	¥16,673,390	¥16,381,745	¥-291,645	$159,046

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥149,272	¥111,116	¥-38,156	$1,079
Current portion of long-term debt	187,668	154,189	-33,479	1,497
Notes and accounts payable, trade	550,964	609,843	+58,879	5,921
Accounts payable, other and accrued expenses	1,367,115	1,194,303	-172,812	11,595
Accrued income and other taxes	88,865	89,072	+207	865
Deposits from customers in the banking business	1,912,673	1,900,796	-11,877	18,454
Other	574,193	523,156	-51,037	5,079
Total current liabilities	4,830,750	4,582,475	-248,275	44,490

Long-term debt	556,605	533,718	-22,887	5,182
Accrued pension and severance costs	462,384	452,981	-9,403	4,398
Deferred income taxes	450,926	448,895	-2,031	4,358
Future insurance policy benefits and other	4,509,215	4,601,792	+92,577	44,678
Policyholders’ account in the life insurance business	2,401,320	2,388,889	-12,431	23,193
Other	330,302	298,256	-32,046	2,895
Total liabilities	13,541,502	13,307,006	-234,496	129,194

Redeemable noncontrolling interest	7,478	6,293	-1,185	61

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	858,867	859,002	+135	8,340
Additional paid-in capital	1,325,719	1,326,415	+696	12,878
Retained earnings	936,331	957,497	+21,166	9,296
Accumulated other comprehensive income	(653,318)	(730,465)	-77,147	(7,092)
Treasury stock, at cost	(4,259)	(4,280)	-21	(42)
	2,463,340	2,408,169	-55,171	23,380

Noncontrolling interests	661,070	660,277	-793	6,411
Total equity	3,124,410	3,068,446	-55,964	29,791
Total liabilities and equity	¥16,673,390	¥16,381,745	¥-291,645	$159,046

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended June 30
	2015	2016	Change from 2015	2016
Sales and operating revenue:
Net sales	¥1,503,311	¥1,362,517		$13,228
Financial services revenue	277,689	230,909		2,242
Other operating revenue	27,059	19,773		192
	1,808,059	1,613,199	-10.8%	15,662

Costs and expenses:
Cost of sales	1,134,269	1,015,623		9,860
Selling, general and administrative	378,722	338,097		3,282
Financial services expenses	232,038	181,631		1,763
Other operating (income) expense, net	(33,454)	20,873		203
	1,711,575	1,556,224	-9.1	15,108

Equity in net income (loss) of affiliated companies	423	(783)	–	(8)

Operating income	96,907	56,192	-42.0	546

Other income:
Interest and dividends	2,652	3,227		31
Gain on sale of securities investments, net	50,782	72		1
Foreign exchange gain, net	–	1,615		16
Other	647	1,030		10
	54,081	5,944	-89.0	58

Other expenses:
Interest	4,394	3,801		37
Foreign exchange loss, net	5,746	–		–
Other	2,138	1,319		13
	12,278	5,120	-58.3	50

Income before income taxes	138,710	57,016	-58.9	554

Income taxes	39,812	20,475		199

Net income	98,898	36,541	-63.1	355

Less - Net income attributable to noncontrolling interests	16,457	15,375		150

Net income attributable to Sony Corporation’s
stockholders	¥82,441	¥21,166	-74.3%	$205

Per share data:
Net income attributable to Sony Corporation’s
stockholders
— Basic	¥70.52	¥16.78	-76.2%	$0.16
— Diluted	70.36	16.44	-76.6	0.16

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
	2015	2016	Change from 2015	2016

Net income	¥98,898	¥36,541	-63.1%	$355

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	(47,066)	20,395		198
Unrealized losses on derivative instruments	(636)	(145)		(1)
Pension liability adjustment	202	3,226		31
Foreign currency translation adjustments	27,607	(90,998)		(883)

Total comprehensive income (loss)	79,005	(30,981)	–	(300)

Less - Comprehensive income attributable
to noncontrolling interests	13,460	25,000		244

Comprehensive income (loss) attributable
to Sony Corporation’s stockholders	¥65,545	¥(55,981)	–%	$(544)

Supplemental equity and comprehensive income information
	(Millions of yen, millions of U.S. dollars)
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2015	¥2,317,077	¥611,392	¥2,928,469
Exercise of stock acquisition rights	1,130	–	1,130
Stock based compensation	287	–	287

Comprehensive income:
Net income	82,441	16,457	98,898
Other comprehensive income, net of tax –
Unrealized losses on securities	(43,356)	(3,710)	(47,066)
Unrealized losses on derivative instruments	(636)	–	(636)
Pension liability adjustment	200	2	202
Foreign currency translation adjustments	26,896	711	27,607
Total comprehensive income	65,545	13,460	79,005

Dividends declared	–	(9,847)	(9,847)
Transactions with noncontrolling interests shareholders and other	26	1,985	2,011
Balance at June 30, 2015	¥2,384,065	¥616,990	¥3,001,055

Balance at March 31, 2016	¥2,463,340	¥661,070	¥3,124,410
Exercise of stock acquisition rights	268	–	268
Stock based compensation	568	–	568

Comprehensive income:
Net income	21,166	15,375	36,541
Other comprehensive income, net of tax –
Unrealized gains on securities	9,029	11,366	20,395
Unrealized losses on derivative instruments	(145)	–	(145)
Pension liability adjustment	3,216	10	3,226
Foreign currency translation adjustments	(89,247)	(1,751)	(90,998)
Total comprehensive income (loss)	(55,981)	25,000	(30,981)

Dividends declared	–	(16,434)	(16,434)
Transactions with noncontrolling interests shareholders and other	(26)	(9,359)	(9,385)
Balance at June 30, 2016	¥2,408,169	¥660,277	¥3,068,446

	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2016	$23,916	$6,418	$30,334
Exercise of stock acquisition rights	3	–	3
Stock based compensation	6	–	6

Comprehensive income:
Net income	205	150	355
Other comprehensive income, net of tax –
Unrealized gains on securities	88	110	198
Unrealized losses on derivative instruments	(1)	–	(1)
Pension liability adjustment	31	0	31
Foreign currency translation adjustments	(867)	(16)	(883)
Total comprehensive income (loss)	(544)	244	(300)

Dividends declared	–	(160)	(160)
Transactions with noncontrolling interests shareholders and other	(1)	(91)	(92)
Balance at June 30, 2016	$23,380	$6,411	$29,791

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
	2015	2016	2016
Cash flows from operating activities:
Net income	¥98,898	¥36,541	$355
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization, including amortization of deferred
insurance acquisition costs	87,021	93,557	908
Amortization of film costs	63,356	61,229	594
Accrual for pension and severance costs, less payments	(3,035)	3,449	33
Other operating (income) expense, net	(33,454)	20,873	203
Gain on sale or devaluation of securities investments, net	(50,706)	(72)	(1)
(Gain) loss on revaluation of marketable securities held in the financial
services business for trading purposes, net	(19,088)	47,138	458
Loss on revaluation or impairment of securities investments held
in the financial services business, net	2,069	2	0
Deferred income taxes	5,471	(266)	(3)
Equity in net (income) loss of affiliated companies, net of dividends	798	2,533	25
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(83,030)	(80,709)	(784)
Increase in inventories	(103,603)	(75,044)	(729)
Increase in film costs	(105,273)	(98,223)	(954)
Increase in notes and accounts payable, trade	132,276	76,274	741
Decrease in accrued income and other taxes	(6,378)	(2,776)	(27)
Increase in future insurance policy benefits and other	128,265	55,216	536
Increase in deferred insurance acquisition costs	(21,790)	(20,528)	(199)
Increase in marketable securities held in the financial services
business for trading purposes	(21,679)	(26,702)	(259)
Increase in other current assets	(62,015)	(75,600)	(734)
Decrease in other current liabilities	(147,587)	(62,884)	(611)
Other	(14,806)	62,178	605
Net cash provided by (used in) operating activities	(154,290)	16,186	157

Cash flows from investing activities:
Payments for purchases of fixed assets	(77,034)	(106,002)	(1,029)
Proceeds from sales of fixed assets	2,484	1,829	18
Payments for investments and advances by financial services business	(316,299)	(205,729)	(1,997)
Payments for investments and advances
(other than financial services business)	(4,323)	(2,585)	(25)
Proceeds from sales or return of investments and collections of advances
by financial services business	153,984	88,144	856
Proceeds from sales or return of investments and collections of advances
(other than financial services business)	74,358	2,383	23
Proceeds from sales of businesses	17,790	–	–
Other	(22,962)	2,782	26
Net cash used in investing activities	(172,002)	(219,178)	(2,128)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	9,712	1,031	10
Payments of long-term debt	(84,767)	(48,607)	(472)
Increase (decrease) in short-term borrowings, net	62,111	(34,895)	(339)
Increase in deposits from customers in the financial services
business, net	20,392	12,406	120
Dividends paid	(59)	(12,679)	(123)
Other	(15,212)	(15,809)	(153)
Net cash used in financing activities	(7,823)	(98,553)	(957)

Effect of exchange rate changes on cash and cash equivalents	12,789	(50,993)	(495)

Net decrease in cash and cash equivalents	(321,326)	(352,538)	(3,423)
Cash and cash equivalents at beginning of the fiscal year	949,413	983,612	9,550

Cash and cash equivalents at end of the period	¥628,087	¥631,074	$6,127

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue	2015	2016	Change	2016

Mobile Communications
Customers	¥279,536	¥184,868	-33.9%	$1,795
Intersegment	988	1,055		10
Total	280,524	185,923	-33.7	1,805

Game & Network Services
Customers	265,898	310,768	+16.9	3,017
Intersegment	22,691	19,611		191
Total	288,589	330,379	+14.5	3,208

Imaging Products & Solutions
Customers	163,514	120,365	-26.4	1,169
Intersegment	1,233	1,861		18
Total	164,747	122,226	-25.8	1,187

Home Entertainment & Sound
Customers	252,487	234,915	-7.0	2,281
Intersegment	662	1,004		9
Total	253,149	235,919	-6.8	2,290

Semiconductors
Customers	150,506	118,273	-21.4	1,148
Intersegment	36,859	26,157		254
Total	187,365	144,430	-22.9	1,402

Components
Customers	49,007	37,841	-22.8	367
Intersegment	8,079	6,295		62
Total	57,086	44,136	-22.7	429

Pictures
Customers	171,420	183,123	+6.8	1,778
Intersegment	129	194		2
Total	171,549	183,317	+6.9	1,780

Music
Customers	126,980	138,019	+8.7	1,340
Intersegment	3,211	3,495		34
Total	130,191	141,514	+8.7	1,374

Financial Services
Customers	277,689	230,909	-16.8	2,242
Intersegment	1,697	1,810		17
Total	279,386	232,719	-16.7	2,259

All Other
Customers	58,710	47,431	-19.2	460
Intersegment	18,866	13,154		128
Total	77,576	60,585	-21.9	588

Corporate and elimination	(82,103)	(67,949)	–	(660)
Consolidated total	¥1,808,059	¥1,613,199	-10.8%	$15,662

Game & Network Services (“G&NS”) intersegment amounts primarily consist of transactions with All Other.
Semiconductors intersegment amounts primarily consist of transactions with the Mobile Communications (“MC”) segment, the G&NS segment and the Imaging Products & Solutions (“IP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the G&NS segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Operating income (loss)	2015	2016	Change	2016

Mobile Communications	¥(22,924)	¥415	–%	$4
Game & Network Services	19,459	44,031	+126.3	427
Imaging Products & Solutions	17,731	7,506	-57.7	73
Home Entertainment & Sound	10,923	20,241	+85.3	197
Semiconductors	32,724	(43,549)	–	(423)
Components	(2,298)	(4,735)	–	(46)
Pictures	(11,687)	(10,640)	–	(103)
Music	31,750	15,938	-49.8	155
Financial Services	45,972	48,547	+5.6	471
All Other	(2,097)	(2,072)	–	(20)
Total	119,553	75,682	-36.7	735

Corporate and elimination	(22,646)	(19,490)	–	(189)
Consolidated total	¥96,907	¥56,192	-42.0%	$546

The 2015 segment disclosure above has been reclassified to reflect the change in the business segment classification discussed in Note 5.
Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs, and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.
Pursuant to a separation of Sony’s businesses into distinct subsidiaries and a realignment of corporate functions, beginning from the fiscal year ended March 31, 2017, a change has been made to the method of calculating the amount of corporate costs allocated to each business segment and the amount of royalties paid by each business segment for brand and patent utilization.  As a result of this change, 6,503 million yen, an impact of increase in corporate income, is included in the Corporate and elimination for the fiscal year ended March 31, 2017. Conversely, an increase (decrease) in expenses totaling the same amount is included in each of the following business segments: 653 million yen in the MC segment, (28) million yen in the G&NS segment, 816 million yen in the IP&S segment, 2,897 million yen in the HE&S segment, 772 million yen in the Semiconductors segment, 323 million yen in the Components segment, 640 million yen in the Pictures segment and 430 million yen in the Music segment. There is no change to the Financial Services segment. These changes have no impact on consolidated operating income.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue (to external customers)	2015	2016	Change	2016

Mobile Communications	¥279,536	¥184,868	-33.9%	$1,795

Game & Network Services
Hardware	129,465	119,165	-8.0	1,157
Network	105,801	145,558	+37.6	1,413
Other	30,632	46,045	+50.3	447
Total	265,898	310,768	+16.9	3,017

Imaging Products & Solutions
Still and Video Cameras	110,050	75,529	-31.4	733
Other	53,464	44,836	-16.1	436
Total	163,514	120,365	-26.4	1,169

Home Entertainment & Sound
Televisions	168,920	166,293	-1.6	1,614
Audio and Video	81,311	68,307	-16.0	663
Other	2,256	315	-86.0	4
Total	252,487	234,915	-7.0	2,281

Semiconductors	150,506	118,273	-21.4	1,148

Components	49,007	37,841	-22.8	367

Pictures
Motion Pictures	58,175	75,322	+29.5	731
Television Productions	50,975	44,193	-13.3	429
Media Networks	62,270	63,608	+2.1	618
Total	171,420	183,123	+6.8	1,778

Music
Recorded Music	89,328	89,706	+0.4	871
Music Publishing	17,844	15,651	-12.3	152
Visual Media and Platform	19,808	32,662	+64.9	317
Total	126,980	138,019	+8.7	1,340

Financial Services	277,689	230,909	-16.8	2,242
All Other	58,710	47,431	-19.2	460
Corporate	12,312	6,687	-45.7	65
Consolidated total	¥1,808,059	¥1,613,199	-10.8%	$15,662

The above table includes a breakdown of sales and operating revenue to external customers for certain segments shown in the Business Segment Information on page F-5. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to external customers for the segments in this table is useful to investors in understanding sales by product category.

Sony has realigned its product category configuration from the first quarter of the fiscal year ended March 31, 2017. In connection with the realignment, all prior period sales amounts by product category in the table above have been reclassified to conform to the current presentation.

In the G&NS segment, Hardware includes home and portable game consoles; Network includes network services relating to game, video and music content provided by Sony Interactive Entertainment; Other includes packaged software and peripheral devices. In the IP&S segment, Still and Video Cameras includes interchangeable lens cameras, compact digital cameras, consumer video cameras and video cameras for broadcast; Other includes display products such as projectors and medical equipment. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes Blu-ray disc players and recorders, home audio, headphones and memory-based portable audio devices. The Semiconductors segment includes image sensors and camera modules. The Components segment includes batteries and recording media. In the Pictures segment, Motion Pictures includes the worldwide production, acquisition and distribution of motion pictures and direct-to-video content; Television Productions includes the production, acquisition and distribution of television programming; Media Networks includes the operation of television and digital networks worldwide. In the Music segment, Recorded Music includes the distribution of physical and digital recorded music and revenue derived from artists' live performances; Music Publishing includes the management and licensing of the words and music of songs; Visual Media and Platform includes various service offerings for music and visual products and the production and distribution of animation titles.

Other Items
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Depreciation and amortization	2015	2016	Change	2016

Mobile Communications	¥6,196	¥5,151	-16.9%	$50
Game & Network Services	4,640	5,529	+19.2	54
Imaging Products & Solutions	7,098	6,085	-14.3	59
Home Entertainment & Sound	5,581	5,153	-7.7	50
Semiconductors	21,950	25,306	+15.3	245
Components	2,745	880	-67.9	9
Pictures	5,252	4,934	-6.1	48
Music	4,181	3,687	-11.8	36
Financial Services, including deferred insurance acquisition costs	16,521	24,363	+47.5	236
All Other	1,444	1,425	-1.3	14
Total	75,608	82,513	+9.1	801

Corporate	11,413	11,044	-3.2	107
Consolidated total	¥87,021	¥93,557	+7.5%	$908

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30, 2015
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥7,737	¥315	¥8,052
Game & Network Services	15	–	15
Imaging Products & Solutions	44	–	44
Home Entertainment & Sound	(57)	–	(57)
Semiconductors	(30)	–	(30)
Components	–	–	–
Pictures	49	–	49
Music	77	–	77
Financial Services	–	–	–
All Other and Corporate	1,578	403	1,981
Consolidated total	¥9,413	¥718	¥10,131

	Three months ended June 30, 2016
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	¥322	¥–	¥322
Game & Network Services	110	–	110
Imaging Products & Solutions	7	–	7
Home Entertainment & Sound	12	–	12
Semiconductors	3	–	3
Components	–	–	–
Pictures	835	–	835
Music	110	–	110
Financial Services	–	–	–
All Other and Corporate	346	–	346
Consolidated total	¥1,745	¥–	¥1,745

Depreciation associated with restructured assets as used in the context of the disclosures regarding restructuring activities refers to the increase in depreciation expense caused by revising the useful life and the salvage value of depreciable fixed assets under an approved restructuring plan. Any impairment of the assets is recognized immediately in the period it is identified.

	Three months ended June 30, 2016
Restructuring charges and associated depreciation	Total net restructuring charges	Depreciation associated with restructured assets	Total

Mobile Communications	$3	$–	$3
Game & Network Services	1	–	1
Imaging Products & Solutions	0	–	0
Home Entertainment & Sound	0	–	0
Semiconductor	0	–	0
Components	–	–	–
Pictures	8	–	8
Music	1	–	1
Financial Services	–	–	–
All Other and Corporate	4	–	4
Consolidated total	$17	$–	$17

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue (to external customers)	2015	2016	Change	2016

Japan	¥561,581	¥511,411	-8.9%	$4,965
United States	352,393	353,614	+0.3	3,433
Europe	367,705	345,517	-6.0	3,355
China	130,701	109,073	-16.5	1,059
Asia-Pacific	238,947	191,670	-19.8	1,861
Other Areas	156,732	101,914	-35.0	989
Total	¥1,808,059	¥1,613,199	-10.8%	$15,662

Geographic Information shows sales and operating revenue recognized by location of customers.
Major countries and areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe:            United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific:   India, South Korea and Oceania
(3) Other Areas:  The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements. The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services. These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	June 30
	2016	2016	2016
ASSETS
Current assets:
Cash and cash equivalents	¥233,701	¥193,830	$1,882
Marketable securities	943,195	894,239	8,682
Other	151,248	188,755	1,832
	1,328,144	1,276,824	12,396

Investments and advances	9,004,981	9,159,645	88,929
Property, plant and equipment	18,047	18,723	182
Other assets:
Deferred insurance acquisition costs	511,834	510,568	4,957
Other	52,523	52,570	510
	564,357	563,138	5,467
Total assets	¥10,915,529	¥11,018,330	$106,974

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥93,398	¥71,709	$696
Deposits from customers in the banking business	1,912,673	1,900,796	18,454
Other	203,161	206,649	2,006
	2,209,232	2,179,154	21,156

Long-term debt	34,567	35,511	345
Future insurance policy benefits and other	4,509,215	4,601,792	44,678
Policyholders’ account in the life insurance business	2,401,320	2,388,889	23,193
Other	374,359	387,569	3,763
Total liabilities	9,528,693	9,592,915	93,135

Equity:
Stockholders’ equity of Financial Services	1,385,515	1,425,953	13,844
Noncontrolling interests	1,321	(538)	(5)
Total equity	1,386,836	1,425,415	13,839
Total liabilities and equity	¥10,915,529	¥11,018,330	$106,974

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	June 30
	2016	2016	2016
ASSETS
Current assets:
Cash and cash equivalents	¥749,911	¥437,244	$4,245
Marketable securities	3,202	3,255	32
Notes and accounts receivable, trade	847,788	863,525	8,384
Other	1,272,710	1,326,777	12,881
	2,873,611	2,630,801	25,542

Film costs	301,228	310,317	3,013
Investments and advances	309,184	289,898	2,815
Investments in Financial Services, at cost	111,476	111,476	1,082
Property, plant and equipment	801,485	763,942	7,417
Other assets	1,559,646	1,455,858	14,134
Total assets	¥5,956,630	¥5,562,292	$54,003

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥243,543	¥193,597	$1,880
Notes and accounts payable, trade	550,964	609,843	5,921
Other	1,832,039	1,605,118	15,583
	2,626,546	2,408,558	23,384

Long-term debt	525,507	501,947	4,873
Accrued pension and severance costs	433,302	423,263	4,109
Other	462,319	415,295	4,033
Total liabilities	4,047,674	3,749,063	36,399

Redeemable noncontrolling interest	7,478	6,293	61

Equity:
Stockholders’ equity of Sony without Financial Services	1,796,891	1,718,587	16,685
Noncontrolling interests	104,587	88,349	858
Total equity	1,901,478	1,806,936	17,543
Total liabilities and equity	¥5,956,630	¥5,562,292	$54,003

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	June 30
	2016	2016	2016
ASSETS
Current assets:
Cash and cash equivalents	¥983,612	¥631,074	$6,127
Marketable securities	946,397	897,494	8,714
Notes and accounts receivable, trade	853,592	869,415	8,441
Other	1,413,126	1,504,403	14,605
	4,196,727	3,902,386	37,887

Film costs	301,228	310,317	3,013
Investments and advances	9,234,083	9,369,835	90,969
Property, plant and equipment	820,818	783,951	7,611
Other assets:
Deferred insurance acquisition costs	511,834	510,568	4,957
Other	1,608,700	1,504,688	14,609
	2,120,534	2,015,256	19,566
Total assets	¥16,673,390	¥16,381,745	$159,046

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥336,940	¥265,305	$2,576
Notes and accounts payable, trade	550,964	609,843	5,921
Deposits from customers in the banking business	1,912,673	1,900,796	18,454
Other	2,030,173	1,806,531	17,539
	4,830,750	4,582,475	44,490

Long-term debt	556,605	533,718	5,182
Accrued pension and severance costs	462,384	452,981	4,398
Future insurance policy benefits and other	4,509,215	4,601,792	44,678
Policyholders’ account in the life insurance business	2,401,320	2,388,889	23,193
Other	781,228	747,151	7,253
Total liabilities	13,541,502	13,307,006	129,194

Redeemable noncontrolling interest	7,478	6,293	61

Equity:
Sony Corporation’s stockholders’ equity	2,463,340	2,408,169	23,380
Noncontrolling interests	661,070	660,277	6,411
Total equity	3,124,410	3,068,446	29,791
Total liabilities and equity	¥16,673,390	¥16,381,745	$159,046

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Financial Services	2015	2016	Change	2016

Financial services revenue	¥279,386	¥232,719	-16.7%	$2,259
Financial services expenses	233,736	183,444	-21.5	1,781
Equity in net income (loss) of affiliated companies	322	(728)	–	(7)
Operating income	45,972	48,547	+5.6	471
Other income (expenses), net	–	–	–	–
Income before income taxes	45,972	48,547	+5.6	471
Income taxes and other	13,860	13,458	-2.9	130
Net income of Financial Services	¥32,112	¥35,089	+9.3%	$341

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sony without Financial Services	2015	2016	Change	2016

Net sales and operating revenue	¥1,530,977	¥1,383,281	-9.6%	$13,430
Costs and expenses	1,480,148	1,375,581	-7.1	13,355
Equity in net income (loss) of affiliated companies	101	(55)	–	(1)
Operating income	50,930	7,645	-85.0	74
Other income (expenses), net	52,248	15,179	-70.9	148
Income before income taxes	103,178	22,824	-77.9	222
Income taxes and other	29,586	8,194	-72.3	80
Net income of Sony without Financial Services	¥73,592	¥14,630	-80.1%	$142

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Consolidated	2015	2016	Change	2016

Financial services revenue	¥277,689	¥230,909	-16.8%	$2,242
Net sales and operating revenue	1,530,370	1,382,290	-9.7	13,420
	1,808,059	1,613,199	-10.8	15,662
Costs and expenses	1,711,575	1,556,224	-9.1	15,108
Equity in net income (loss) of affiliated companies	423	(783)	–	(8)
Operating income	96,907	56,192	-42.0	546
Other income (expenses), net	41,803	824	-98.0	8
Income before income taxes	138,710	57,016	-58.9	554
Income taxes and other	56,269	35,850	-36.3	349
Net income attributable to Sony Corporation’s stockholders	¥82,441	¥21,166	-74.3%	$205

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Financial Services	2015	2016	2016

Net cash provided by operating activities	¥90,809	¥110,803	$1,076
Net cash used in investing activities	(164,539)	(117,679)	(1,143)
Net cash provided by (used in) financing activities	43,638	(32,995)	(320)
Net decrease in cash and cash equivalents	(30,092)	(39,871)	(387)
Cash and cash equivalents at beginning of the fiscal year	207,527	233,701	2,269
Cash and cash equivalents at end of the period	¥177,435	¥193,830	$1,882

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sony without Financial Services	2015	2016	2016

Net cash used in operating activities	¥(234,645)	¥(80,909)	$(786)
Net cash used in investing activities	(7,463)	(101,125)	(982)
Net cash used in financing activities	(61,915)	(79,640)	(773)
Effect of exchange rate changes on cash and cash equivalents	12,789	(50,993)	(495)
Net decrease in cash and cash equivalents	(291,234)	(312,667)	(3,036)
Cash and cash equivalents at beginning of the fiscal year	741,886	749,911	7,281
Cash and cash equivalents at end of the period	¥450,652	¥437,244	$4,245

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Consolidated	2015	2016	2016

Net cash provided by (used in) operating activities	¥(154,290)	¥16,186	$157
Net cash used in investing activities	(172,002)	(219,178)	(2,128)
Net cash used in financing activities	(7,823)	(98,553)	(957)
Effect of exchange rate changes on cash and cash equivalents	12,789	(50,993)	(495)
Net decrease in cash and cash equivalents	(321,326)	(352,538)	(3,423)
Cash and cash equivalents at beginning of the fiscal year	949,413	983,612	9,550
Cash and cash equivalents at end of the period	¥628,087	¥631,074	$6,127

(Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥103 = U.S. $1, the approximate Tokyo foreign exchange market rate as of June 30, 2016.

2.	As of June 30, 2016, Sony had 1,290 consolidated subsidiaries (including variable interest entities) and 103 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended June 30
Net income attributable to Sony Corporation’s stockholders	2015	2016
— Basic	1,168,969	1,261,523
— Diluted	1,171,746	1,287,215

The dilutive effect in the weighted-average number of outstanding shares for the three months ended June 30, 2015 primarily resulted from stock acquisition rights. The dilutive effect in the weighted-average number of outstanding shares for the three months ended June 30, 2016 primarily resulted from convertible bonds which were issued in July 2015.

4.	Recently adopted accounting pronouncements:
Amendments to the consolidation analysis
In February 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-02 that changes how companies evaluate entities for consolidation. The changes primarily relate to (i) the identification of variable interests related to fees paid to decision makers or service providers, (ii) how entities determine whether limited partnerships or similar entities are variable interest entities, (iii) how related parties and de facto agents are considered in the primary beneficiary determination, and (iv) the elimination of the presumption that a general partner controls a limited partnership. This ASU is effective for Sony as of April 1, 2016. The effect of this ASU did not have a material impact on Sony’s results of operations and financial position.

Customer’s accounting for fees paid in a cloud computing arrangement
In April 2015, the FASB issued ASU 2015-05 for fees paid in a cloud computing arrangement. The ASU requires entities to account for a cloud computing arrangement that includes a software license element in a manner consistent with the acquisition of other software licenses. A cloud computing arrangement without a software license element is to be accounted for as a service contract. This ASU does not affect the accounting for service contracts by a customer. This ASU is effective for Sony as of April 1, 2016. The effect of this ASU did not have a material impact on Sony’s results of operations and financial position.

5.
Sony realigned its business segments from the first quarter of the fiscal year ending March 31, 2017 to reflect a change in the Corporate Executive Officers in charge of the segments and modifications to the organizational structure of certain segments as of April 1, 2016.  As a result of this realignment, Sony has separated the Devices segment into a Semiconductors segment and a Components segment.  In addition, the operations of the automotive camera business, which were included in the IP&S segment, and the operations of the Imaging Device Development Division, which were included in Corporate and elimination, are now included in the Semiconductors segment.  For further details of current segments and categories, see page F-5 and F-6.  In connection with this realignment, the sales and operating revenue and operating income (loss) of each segment for the comparable period have been reclassified to conform to the current presentation.

6.
Sony estimates the annual effective tax rate ("ETR") derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions. Such income tax provision is separately reported from the provision based on the ETR in the interim period in which it occurs.

7.
Certain reclassifications of the financial statements and accompanying footnotes for the three months ended June 30, 2015 have been made to conform to the presentation for the three months ended June 30, 2016.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
	2015	2016	2016
Additions to Long-lived Assets*	¥93,761	¥66,021	$641
(Property, plant and equipment)	(77,485)	(49,386)	(479)
(Intangible assets)	(16,276)	(16,635)	(162)
Depreciation and amortization expenses**	87,021	93,557	908
(Property, plant and equipment)	(41,931)	(42,461)	(412)
(Intangible assets)	(45,090)	(51,096)	(496)
Research and development expenses	111,311	110,178	1,070

*	Excluding additions for tangible and intangible assets from business combinations.
**	Including amortization expenses for deferred insurance acquisition costs.

Subsequent events

On July 28, 2016, Sony and Murata Manufacturing Co., Ltd. (“Murata”) announced that they have entered into a non-binding memorandum of understanding that confirms their intent to negotiate the transfer of the Sony Group's battery business to the Murata Group (the “Transfer”). Sony and Murata will aim to execute binding definitive agreements, following further due diligence and negotiation of the detailed terms and conditions of the Transfer. There is a possibility that Sony will record a loss related to such Transfer if it signs binding definitive agreements with Murata, depending on the content of such agreements.